AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

811-06463
Branch 18

June 23, 2005

VIA CERTIFIED MAIL/RRR Aim International Mutual Funds

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Defendants' Memorandum in Opposition to Plaintiffs' Rule 59(e) Motion to Alter or Amend Judgment (The May 27, 2005 Order)** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., AND A I M ADVISORS, INC., Defendants.	Case No: 03-673 DRH

DEFENDANTS' MEMORANDUM IN OPPOSITION TO PLAINTIFFS' RULE 59(e) MOTION TO ALTER OR AMEND JUDGMENT (THE MAY 27, 2005 ORDER)

Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc. oppose Plaintiffs' Rule 59(e) Motion to Alter or Amend Judgment for numerous reasons as set forth below.

No power to deviate from the mandate: the May 27, 2005 Order of this Court, dismissing this action, should not be altered or amended in any way. This Court carefully and correctly followed the instructions in the mandate of the Court of Appeals. The mandate did not differentiate between and among different defendants in this action — it simply instructed this Court to **undo** the prior remand Order and dismiss Plaintiffs' state law claims. Thus, this Court had no latitude to do other than that which it did: i.e. dismiss the action. Briggs v. Pennsylvania R.R. Co., 334 U.S. 304, 306 (1947) ("an inferior court has no power or authority to deviate from the mandate issued by an appellate court"); Matter of Statistical Tabulating Corp., Inc., 60 F.3d

1286, 1290 (7th Cir. 1995), cert. denied, 516 U.S. 1093 (1996) (same). See also Leigh v. Engle, 669 F. Supp. 1390, 1393 (N.D. Ill. 1987) (Duff, J.), aff'd., 858 F.2d 361 (7th Cir. 1988), cert. denied, 489 U.S. 1078 (1989).

Form over substance: for this Court to allow this action to proceed against any defendant would be to ignore the central holding of Kircher II and exalt form over substance. The Court of Appeals ruled, unequivocally, that this action may not proceed in State court (or in Federal court). This Court indisputably had subject matter jurisdiction over this action, and indisputably acted in conformity with the central holding of the Court of Appeals in Kircher II. If Plaintiffs believe the May 27, 2005 Order was erroneous, they can appeal to the Court of Appeals — there is no basis for this Court to alter its judgment dismissing this action.

This Court's awareness of the facts: Plaintiffs also do this Court a disservice by suggesting, expressly or impliedly, that this Court, when it entered its May 27, 2005 Order, did not know or fully understand all the pertinent facts. At the time of the May 27, 2005 Order undoing the prior remand Order of January 30, 2004, this Court was on notice that T. Rowe Price and AIM had not appealed the remand Order of January 30, 2004 because, in an abundance of caution, they had filed a second removal notice with this Court many weeks prior to the entry of the May 27, 2005 Order. The procedural history was set forth in the second removal notice. The later June 10, 2005 Order of this Court, in that second removal proceeding, solidly affirms the Court's awareness of the facts and its intention vis-à-vis the May 27, 2005 Order:

> The Court STRIKES Defendants' Notice of Removal (Doc. 1) and Plaintiffs' First Amended Complaint (Doc. 2) given the Court has already dismissed this case … in accord with the Seventh Circuit's mandate in Kircher v. Putnam Funds Trust, 403 F.3d 478, 484 (7th Cir. 2005).

SLUSA preemption: a dismissal at this stage of this action is particularly appropriate where, as here, the state law claims which Plaintiffs seek to assert are *preempted* by federal law (i.e. SLUSA), as held by the Court of Appeals in Kircher II. After such a preemption decision, it would be improper to apply a procedural rule (e.g. a procedural rule as to removal) to get around the basic preemption decision. Courts have the inherent power to prevent procedural rules from being applied to cause such an inappropriate substantive effect. Green v. R. J. Reynolds Tobacco Co., 274 F.3d 263, 267-68 (5th Cir. 2001), illustrates this point. The defendants in Green (as the defendants here) sought, unsuccessfully, to remove the plaintiffs' state law action. The defendants in Green then filed a second removal petition after the Court of Appeals had held (in an unrelated action) that the type of state law claims asserted by the plaintiffs were preempted by federal law. The plaintiffs contended that the second removal notice was defective because the Court of Appeals' decision in the unrelated action did not constitute an "order" or "other paper" under 28 U.S.C. § 1446(b). The District Court nevertheless dismissed the action as to all defendants, including a defendant who was not a party to the unrelated action. The District Court held that the action in its entirety was preempted in accordance with the preemption decision of the Court of Appeals. The Court of Appeals then affirmed the dismissal as to all defendants, refusing to allow the procedural rules relied on by the plaintiffs to take precedence over the fundamental substantive preemption.

The All Writs Act: finally, and in any and all events, this Court is also empowered by the All Writs Act, 28 U.S.C. § 1651, to adhere to its May 27, 2005 Order and to enter that Order dismissing Plaintiffs' claims as a result of Kircher II's preemption determination. The Court of Appeals held in Kircher I that federal courts, including this Court, have subject matter jurisdiction over the SLUSA preemption issue which was decided in Kircher II and which resulted in the Court's May 27, 2005 Order of dismissal. As the Supreme Court explained in

Harris v. Nelson, 394 U.S. 286, 299, 300 (1968), in applying the All Writs Act to allow litigation steps which a rule of procedure prohibited:

> [T]he courts may fashion appropriate modes of procedure, by analogy to existing rules or otherwise in conformity with judicial usage. Where their duties require it, this is the inescapable obligation of the courts. Their authority is expressly confirmed by the All Writs Act, 28 U.S.C. § 1651. This statute has served since its inclusion, in substance, in the original Judiciary Act as a "legislatively approved source of procedural instruments designed to achieve the 'rational ends of law'" [citation omitted] . . . [T]he purpose and function of the All Writs Act [is] to supply the courts with the instruments needed to perform their duty, as prescribed by the Congress and the Constitution, provided only that such instruments are "agreeable" to the usages and principles of law . . . (emphasis supplied)

Thus, for example, in Matter of Bridgestone/Firestone, Inc., 333 F.3d 763, 766 and 768 (7th Cir. 2003), the Court of Appeals held that the All Writs Act empowered a District Court to enjoin unrelated state law actions which sought to circumvent a decision of the Court of Appeals regarding the allowable scope of class actions. As the Court of Appeals explained, "it is sensible to handle the preclusive issue once and for all in the original case, rather than put the parties and state judges through an unproductive exercise". 333 F.3d at 766. The same sensible result should obtain here.

Conclusion

Plaintiffs' Rule 59(e) Motion to Alter or Amend Judgment should be denied.

Dated: June 23, 2005

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47TH Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 23rd day of June, 2005, a true and correct copy of the foregoing document was electronically filed with the Clerk of Court using the CM/ECF system which will send notification of such filing to the attorneys listed below:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Y. Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Robert L. King, Esq.
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, Missouri 63101-1830

ATTORNEYS FOR PLAINTIFFS

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Daniel J. Hayes, Esq.
BELL, BOYD & LLOYD LLC
Three First National Plaza
Suite 3300
70 West Madison Street
Chicago, Illinois 60602

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
BURROUGHS, HEPLER, BROOM, MACDONALD, HEBRANK & TRUE LLP
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, Illinois 62025-0510

ATTORNEYS FOR ARTISAN PARTNERS LIMITED PARTNERSHIP

Thomas B. Smith, Esq.
David O. Stewart, Esq.
ROPES & GRAY LLP
700 Twelfth Street, N.W.
Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsker, Esq.
HEYL, ROYSTER, VOEKLER & ALLEN
103 West Vandalia Street
P.O. Box 467
Edwardsville, Illinois 62025

ATTORNEYS FOR ARTISAN FUNDS, INC.

The undersigned hereby certifies that on this 23rd day of June, 2005, a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the following non-registered participants:

Klint Bruno, Esq.
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

ATTORNEYS FOR PLAINTIFFS

Laura Suchon, Esq.
ROPES & GRAY LLP
700 Twelfth Street, N.W.
Suite 900
Washington, D.C. 20005

ATTORNEYS FOR ARTISAN FUNDS, INC.

s/ Lisa M. Wood